Mail Stop 4628

                                                          October 16, 2018

Via E-mail
Brian Swartz
Chief Financial Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd., Suite 620
Santa Monica, California 90404

       Re:    Cornerstone Ondemand, Inc.
              10-K for Fiscal Year Ended December 31, 2017
              Filed February 27, 2018
              File No. 1-35098

Dear Mr. Swartz:

        We refer you to our comment letter dated September 18, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Adam Weiss
       Chief Administrative Officer & General Counsel
       Cornerstone OnDemand, Inc.